ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 29 SEPTEMBER 2010	OTCBB Code: OBTMY

Orbital commences supply of Liquid LPG systems to HSV

PERTH, AUSTRALIA – 29 September 2010: Orbital Corporation Limited (ASX: OEC – ‘Orbital’), through its LPG business Orbital Autogas Systems, has commenced supply of Liquid Propane Injection (LPi) systems to Australia’s premium high performance car manufacturer Holden Special Vehicles (HSV).

HSV has unveiled a range of high performance bi-fuel LPG vehicles for the Australian Market. All models in the HSV family except for the ClubSport R8 Tourer are now available with an LPi system including the GTS which is powered by HSV’s 325kW 6.2-litre LS3 V8 engine. Maximum torque is 550Nm at 4600rpm.

HSV’s LPi vehicles will deliver significantly lower running costs and lower CO2 emissions of up to 15% whilst retaining the power and torque that HSV customers demand.  The HSV LPi system has been fully integrated into their vehicle range complete with useful LPG related driver information displays.

HSV’s Engineering Manager Joel Stoddart highlighted the uniqueness of this technology:

”LPi technology injects the LPG as a liquid rather than a vapour. This allows for cooler combustion and better metering, which allow us to maintain engine performance while reducing CO2 emissions,’” he said.

“Marry this with the reduced running costs of LPG and I believe the system delivers tangible benefits to the customer.”

Orbital Autogas Systems Managing Director, Tony Fitzgerald commented:

“HSV have done a brilliant job integrating our LPi system across their vehicle range.  The drive experience is exceptional and represents an excellent example of what Orbital’s new generation liquid LPG system is capable of.”

“HSV’s LPi vehicle range confirms that LPG is an exceptional form of energy and well suited to the Australian market. Australia has an abundance of LPG and the fuel itself is a cleaner and greener alternative than most readily available fuels.” added Mr Fitzgerald.

Orbital Autogas Systems is a supplier of liquid injection LPG system for the Australian OEM, after OEM and retrofit markets. Orbital has agreements in place with Continental, Motonic, Vialle and Manchester to procure and develop high quality LPG components and systems for the Australian market.

The Australian market is the 2nd largest Autogas/LPG market per capita in the world and is supported with an extensive national LPG distribution network.

ENDS

CONTACTS	Mr Terry Stinson Chief Executive Officer Mr Tony Fitzgerald Orbital Autogas Systems Managing Director	Telephone +61 8 9441 2311 Email Info@orbitalcorp.com.au Websites: www.orbitalcorp.com.au www.orbitalautogas.com.au

About Orbital

Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains. Orbital provides its customers with leading edge, world class, engineering expertise.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTMY)

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.